Exhibit 99.1

SELECTED UNAUDITED SEPTEMBER 30, 2025

FINANCIAL INFORMATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 and the notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 30, 2025, or 2024 Annual Report, as well as our unaudited condensed consolidated financial statements as of September 30, 2025 and for the nine months ended September 30, 2024 and 2025 included herein.

The following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of the 2024 Annual Report. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the 2024 Annual Report.

Results of Operations

The following table sets forth, for the periods indicated, certain of our unaudited condensed consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended September 30,
	2024		2025
	(in thousands of $, except percentages)
Net revenues	$4,472,168	100.0%	$4,377,898	100.0%
CSI Solar segment	4,789,953	107.1	4,348,552	99.3
Recurrent Energy segment	135,014	3.0	336,577	7.7
Elimination	(452,799)	(10.1)	(307,231)	(7.0)
Cost of revenues	3,689,885	82.5	3,476,073	79.4
CSI Solar segment	3,932,711	87.9	3,589,096	82.0
Recurrent Energy segment	83,583	1.9	230,425	5.3
Elimination	(326,409)	(7.3)	(343,448)	(7.9)
Gross profit	782,283	17.5	901,825	20.6
CSI Solar segment	857,242	19.2	759,456	17.3
Recurrent Energy segment	51,431	1.2	106,152	2.4
Elimination	(126,390)	(2.9)	36,217	0.9
Operating expenses:
Selling and distribution expenses	356,276	8.0	301,544	6.9
General and administrative expenses	295,593	6.6	474,861	10.8
Research and development expenses	90,316	2.0	69,002	1.6
Other operating income, net	(56,918)	(1.3)	(50,799)	(1.2)
Total operating expenses	685,267	15.3	794,608	18.2
Income from operations	97,016	2.2	107,217	2.4
Other income (expenses):
Interest expense	(102,073)	(2.3)	(129,708)	(3.0)
Interest income	62,169	1.4	37,094	0.8
Loss on change in fair value of derivatives, net	(1,681)	(0.1)	(35,370)	(0.8)
Foreign exchange gain (loss), net	6,737	0.2	(8,716)	(0.2)
Investment income (loss), net	2,761	0.1	7,270	0.2
Total other expenses	(32,087)	(0.7)	(129,430)	(3.0)
Income (loss) before income taxes and equity in earnings (losses) of affiliates	64,929	1.5	(22,213)	(0.5)
Income tax benefit (expense)	4,869	0.1	(18,327)	(0.4)
Equity in losses of affiliates	(12,221)	(0.3)	(12,422)	(0.3)
Net income (loss)	57,577	1.3	(52,962)	(1.2)
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	55,429	1.2	(35,174)	(0.8)
Net income (loss) attributable to Canadian Solar Inc.	$2,148	0.1%	$(17,788)	(0.4)%

The following table sets forth certain unaudited select segment financial data for CSI Solar and Recurrent Energy for the nine months ended September 30, 2025. Intersegment eliminations reflect transactions between the two segments, including sales of modules, battery energy storage products and EPC, which are eliminated in consolidation. Unallocated items represent corporate-level income and expenses not directly attributable to either segment and include corporate overhead, professional service fees, and other centralized functions.

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and Unallocated Items	Total
Net revenues	$4,348,552	$336,577	$(307,231)	$4,377,898
Cost of revenues	3,589,096	230,425	(343,448)	3,476,073
Gross profit	759,456	106,152	36,217	901,825
Operating expenses	598,167	189,829	6,612	794,608
Income (loss) from operations	161,289	(83,677)	29,605	107,217
Other segment items(1)				(129,430)
Loss before income taxes and equity in losses of affiliates				(22,213)

Supplementary Information:
Interest expense	$(49,375)	$(69,127)	$(11,206)	$(129,708)
Interest income	27,553	7,086	2,455	37,094
Depreciation and amortization, included in cost of revenues and operating expenses	378,460	43,817	—	422,277

(1)	Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

Net Revenues. Our net revenues totaled $4,377.9 million in the nine months ended September 30, 2025, compared to $4,472.2 million for the same period in 2024, representing a decrease of $94.3 million, or 2.1%. The decline was primarily attributable to lower sales volume of solar modules as we continued to prioritize margin over volume. This impact was partially offset by higher sales of battery energy storage systems, which increased their contribution to total revenue during the period. Total module shipments decreased to 19.9 GW in the nine months ended September 30, 2025 from 22.9 GW in the same period in 2024, while battery energy storage solutions continued to grow significantly, reaching 5.7 GWh in shipped volume in the nine months ended September 30, 2025, which represents an increase of over 29.5% compared to the same period in 2024. Of total shipments in the nine months ended September 30, 2025, approximately 1,118 MW and 385 MWh were delivered to our own utility-scale solar power and battery energy storage projects, respectively, compared to approximately 402 MW and 2,190 MWh in the same period in 2024.

Our net revenues related to Recurrent Energy increased by $201.6 million to $336.6 million in the nine months ended September 30, 2025, from $135.0 million for the same period in 2024, mainly attributable to an increase in revenue generated from project sales, reflecting a higher volume of project monetization completed during the period. Project sales contributed 3.7% of total revenue in the nine months ended September 30, 2025, compared to 0.4% in the same period in 2024. In the nine months ended September 30, 2025, revenue contributions from power services and electricity, battery energy storage operations and others were 1.3% and 2.6%, respectively, up marginally from 1.2% and 1.4% in the same period in 2024.

Cost of Revenues. Our cost of revenues decreased by $213.8 million, or 5.8%, to $3,476.1 million in the nine months ended September 30, 2025, from $3,689.9 million for the same period in 2024. The decrease was mainly attributable to lower manufacturing costs and reduced depreciation charges as well as lower inventory write-downs. These decreases were partially offset by higher costs associated with battery energy storage system deployments, which carry different cost dynamics. Additionally, higher volume of solar power and battery storage asset sales, partially offset by lower impairments related to solar assets held for use in Recurrent Energy impacted the segment’s cost contribution in the nine months ended September 30, 2025.

Gross Profit. Our gross profit increased to $901.8 million in the nine months ended September 30, 2025, from $782.3 million for the same period in 2024. Gross margin improved year-over-year from 17.5% to 20.6% for the same periods, driven primarily by a higher mix of battery energy storage systems, which generally provide higher margins than solar modules, a profit recognized upon the sales-type leasing of a U.S. project, as well as the benefit from a U.S. anti-dumping and countervailing duty true-up adjustment based on final affirmative determinations made by the International Trade Administration of the U.S. Department of Commerce. Despite pressure from declining solar modules ASPs and trade related duties, we mitigated some margin compression through continued reductions in manufacturing costs and improved operational efficiencies, including workforce reductions. Our diversification into battery energy storage has also enhanced the resilience of our gross profit.

Operating Expenses. Our operating expenses increased by $109.3 million, or 16.0%, to $794.6 million in the nine months ended September 30, 2025, from $685.3 million for the same period in 2024. As a percentage of net revenues, operating expenses were 18.2% in the nine months ended September 30, 2025 compared to 15.3% in the corresponding period of 2024, primarily due to the increases in general and administrative expenses.

Selling and Distribution Expenses. Our selling and distribution expenses decreased by $54.7 million, or 15.4%, to $301.5 million in the nine months ended September 30, 2025, compared to $356.3 million in the same period in 2024, primarily due to lower shipping and handling costs.

General and Administrative Expenses. Our general and administrative expenses increased by $179.3 million, or 60.6%, to $474.9 million in the nine months ended September 30, 2025, from $295.6 million for the same period in 2024. The increase was mainly attributable to a $61.0 million day-one loss resulting from the non-cash classification of a battery energy storage project as a sales-type lease, $45.9 million impairment charge on manufacturing equipment and $16.1 million in personnel and severance expenses. Excluding these one-off or non-cash costs, our general and administrative expenses increased by $21.5 million, or 7.3%, compared to the same period in 2024. As a percentage of net revenues, general and administrative expenses were 10.8% in the nine months ended September 30, 2025 compared to 6.6% in the same period in 2024.

Research and Development Expenses. Our R&D expenses decreased by $21.3 million, or 23.6%, to $69.0 million in the nine months ended September 30, 2025, from $90.3 million in the same period in 2024, reflecting cost optimization initiatives.

Other Operating Income, Net. Our other operating income, net, decreased by $6.1 million, or 10.8%, to $50.8 million in the nine months ended September 30, 2025, compared to $56.9 million for the same period in 2024, mainly reflecting lower government grants received.

Interest Expense, Net. Our interest expense, net, increased by $52.7 million, or 132.1%, to $92.6 million in the nine months ended September 30, 2025, compared to $39.9 million in the same period in 2024. Our interest expense increased by $27.6 million, or 27.1%, to $129.7 million in the nine months ended September 30, 2025, compared to $102.1 million in the same period in 2024. The increase was primarily attributable to a higher average level of outstanding debt during the period, which mainly related to non-recourse borrowings. In the nine months ended September 30, 2025 and 2024, we capitalized interest costs related to the construction of qualifying assets totaling approximately $87.2 million and $87.6 million, respectively. The remaining interest expense was recognized in current period operations.

Our interest income decreased by $25.1 million, or 40.3%, to $37.1 million in the nine months ended September 30, 2025, compared to $62.2 million in the same period in 2024, reflecting a reduction in our average balance of cash, cash equivalents, and restricted cash during the period. In the nine months ended September 30, 2025 and 2024, we earned no interest benefits and $18.9 million, respectively, from anti-dumping and countervailing duty deposit refunds and supplier settlements.

Loss on Change in Fair Value of Derivatives, Net. We recognized a loss of $35.4 million in the nine months ended September 30, 2025, compared to a loss of $1.7 million in the same period in 2024. The loss was primarily due to unfavorable movements in the RMB, Euro, JPY and BRL exchange rates.

Foreign Exchange Gain (Loss), Net. We recorded a loss of $8.7 million in the nine months ended September 30, 2025, compared to a gain of $6.7 million in the same period in 2024. The loss was primarily due to unfavorable movements in the RMB, Euro and JPY exchange rates.

Investment Income, Net. Our investment income increased to $7.3 million in the nine months ended September 30, 2025, compared to $2.8 million in the same period in 2024. The increase was primarily due to an improvement in the fair value of our investments in China.

Income Tax Benefit (Expense). We recognized an income tax expense of $18.3 million in the nine months ended September 30, 2025, compared to an income tax benefit of $4.9 million in the same period in 2024. The change primarily reflected differences in pre-tax earnings, jurisdictional income mix, and other permanent tax items.

Equity in Earnings (Loss) of Affiliates. Our share of the earnings of affiliates resulted in a net loss of $12.4 million in the nine months ended September 30, 2025, compared to a net loss of $12.2 million in the same period in 2024, a comparable level year-over-year.

Net Income (Loss) Attributable to Non-Controlling Interests and Redeemable Non-Controlling Interests. Our net loss attributable to non-controlling interests and redeemable non-controlling interests was $35.2 million in the nine months ended September 30, 2025, compared to a net income of $55.4 million in the same period in 2024. The change was primarily driven by the recognition of $90.8 million in income attributable to our consolidated tax equity partnerships under the hypothetical liquidation at book value, or HLBV, method, whereas no income under HLBV method was recognized in the same period in 2024. This was partially offset by lower net income attributable to non-controlling shareholders of CSI Solar.

Liquidity and Capital Resources

In this section, unless we stated otherwise, all U.S. dollar equivalents are based on the exchange rate on the respective transaction dates.

As of September 30, 2025, we had $1,763.3 million in cash and cash equivalents and $416.6 million in restricted cash. Restricted cash represents amounts held by banks as security for short-term notes payable, letters of guarantee, letters of credit or bank borrowings. These amounts are unavailable for general use until the related obligations mature or are repaid, at which point the funds become unrestricted. We intend to fund our existing and future material cash requirements for at least the next 12 months, including working capital, capital expenditures, investment requirements, subsidiary share repurchases, debt repayments, and convertible notes redemptions, through available cash and cash equivalents, anticipated cash flow from operations, and drawdowns under our credit and convertible note facilities.

Cash Flows and Working Capital

As of September 30, 2025, we had approximately $8,295.3 million in contractual credit facilities, with $4,883.3 million drawn as borrowings, $626.6 million utilized through bank guarantees, letters of credit and short-term notes payable, and $2,785.5 million available for draw down upon demand. In addition, we had uncommitted credit facilities totaling approximately $1,934.0 million, with $866.1 million drawn as borrowings and $334.0 million utilized under similar banking arrangements as of September 30, 2025.

In August 2024, we entered an investment agreement with a subsidiary of Pacific Alliance Group, or PAG, for the issuance of $200.0 million of convertible notes due 2029, or 2029 Notes. We issued $50.0 million of the convertible notes in January 2025 and the remaining $150.0 million in July 2025.

In April 2025, we completed a refinancing for $406.8 million in existing credit facilities outstanding as of December 31, 2024, with Banco Santander, S.A., Intesa Sanpaolo S.p.A New York Branch, Rabobank, New York Branch, and Morgan Stanley Senior Funding, Inc. The refinanced $415.0 million credit facility consists of term loan facilities of €83.8 million ($90.5 million) and $59.5 million; and a $265.0 million revolver, maturing in April 2028 and extendable by one year subject to lender consent, and is partially guaranteed by us. In June 2025, the term loan and revolver were both increased by $20.0 million each, with NordLB. In July 2025, the term loan was increased by $50.0 million, with Nomura Corporate Funding Americas, LLC. As of September 30, 2025, $491.5 million was outstanding.

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2024	2025
	(in thousands of $)
Net cash used in operating activities	$(951,790)	$(187,707)
Net cash used in investing activities	(1,328,348)	(1,204,954)
Net cash provided by financing activities	2,182,303	1,325,704

Operating Activities

Net cash used in operating activities was $187.7 million in the nine months ended September 30, 2025, compared to $951.8 million in the same period in 2024. The improvement was mainly due to significantly lower working capital outflows, including improved accounts receivable, lower expansion of inventories reflecting reduced raw material costs, and lower expansion of project asset investments, partially offset by the losses recorded in the nine months ended September 30, 2025.

Investing Activities

Net cash used in investing activities was $1,205.0 million in the nine months ended September 30, 2025, compared to $1,328.3 million in the same period in 2024. The decrease was mainly due to lower purchases of property, plant and equipment and intangible assets, which declined to $695.9 million in the nine months ended September 30, 2025 from $898.5 million in the same period in 2024, as certain phases of global capacity expansion outside the United States were executed in the prior period. Purchases of solar power and battery energy storage systems also decreased to $376.1 million in the nine months ended September 30, 2025 from $431.5 million in the same period in 2024, attributable to timing of construction, which is subject to various project development factors. These reductions were partially offset by higher investments in bank time deposits and structured deposits in the nine months ended September 30, 2025.

Financing Activities

Net cash provided by financing activities was $1,325.7 million in the nine months ended September 30, 2025, compared to $2,182.3 million in the same period in 2024. The year-over-year decline was mainly due to higher net repayments of short-term borrowings and repayment of convertible notes in the nine months ended September 30, 2025, and the absence of preferred share issuance proceeds recorded in the same period in 2024. These impacts were partially offset by higher long-term borrowings, the issuance of new convertible notes and increased tax equity contributions in the same period in 2025.

Material Cash Requirements

Our material cash requirements as of September 30, 2025 and any subsequent period primarily include obligations related to borrowings, green bonds, convertible notes, construction, lease liabilities, purchase commitments, financing liabilities, and associated interest payments.

Our purchase obligations arise in the normal course of business and include binding purchase orders for inventories and capital expenditures. As of September 30, 2025, we had inventory purchase commitments, primarily for silicon raw materials, totaling $898.5 million, of which $695.9 million is expected to be paid in 2026. Capital expenditures were focused on expanding our manufacturing capacity, totaling $898.5 million and $695.9 million for the nine months ended September 30, 2024 and 2025, respectively. As of September 30, 2025, our commitments for property, plant and equipment purchases were $390.1 million, of which $345.8 million is expected to be paid in 2026. As of September 30, 2025, our commitments for the construction and development for solar power, battery energy storage systems and project assets were $236.2 million, of which $218.9 million is expected to be paid in 2026.

As of September 30, 2025, we had $3,499.7 million in long-term borrowings and $2,428.2 million in short-term borrowings. Scheduled principal payments on long-term borrowings are $150.1 million in 2026, $1,482.5 million in 2027, $843.7 million in 2028, $125.1 million in 2029, and $898.3 million in 2030 and thereafter. Expected interest payments on long-term borrowing are $46.3 million in 2025, $184.9 million in 2026, $139.6 million in 2027, $85.4 million in 2028, $65.7 million in 2029, and $472.6 million in 2030 and thereafter. Interest on short-term borrowings in 2026 is expected to be $71.1 million.

As of September 30, 2025, we had outstanding convertible notes with principal amount of $200.0 million, bearing an annual interest rate of 6.0%, which will mature on December 31, 2029. Assuming no conversion, regular interest obligations on convertible notes as of September 30, 2025 were $3.0 million in 2025, $12.0 million in 2026, $12.0 million in 2027, $12.0 million in 2028 and $12.0 million in 2029.

As of September 30, 2025, financing liability totaled $98.3 million, with scheduled repayments expected through 2030. Operating lease liabilities were $370.6 million, of which $32.2 million maturing in 2025 and finance lease liabilities totaled $137.2 million, with $24.3 million maturing in September 2026.

In the normal course of business, our subsidiaries provide letters of credit through their banks for purposes including, but not limited to, guarantees for accounts payable, debt service reserves, capital reserves, construction completion and performance. Letters of credit provided by our subsidiaries totaled $831.6 million as of September 30, 2025.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (In Thousands of U.S. Dollars)

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,763,311	$1,701,487
Restricted cash	405,749	551,387
Accounts receivable trade, net	814,685	1,118,770
Accounts receivable, unbilled	234,915	142,603
Amounts due from related parties	5,723	5,220
Inventories	1,244,397	1,206,595
Value added tax recoverable	253,734	221,539
Advances to suppliers, net	190,491	124,440
Derivative assets	3,570	14,025
Project assets	538,385	394,376
Prepaid expenses and other current assets	930,503	436,635
Total current assets	6,385,463	5,917,077
Restricted cash	10,871	11,147
Property, plant and equipment, net	3,310,094	3,174,643
Solar power and battery energy storage systems, net	2,030,656	1,976,939
Deferred tax assets, net	388,129	473,500
Advances to suppliers, net	146,046	118,124
Investments in affiliates	276,083	232,980
Intangible assets, net	31,987	31,026
Project assets	1,397,333	889,886
Right-of-use assets	448,091	378,548
Amounts due from related parties	76,813	75,215
Other non-current assets	655,434	232,465
Total assets	$15,157,000	$13,511,550

Liabilities, Redeemable Interests And Equity
Current liabilities:
Short-term borrowings	$2,428,151	$1,873,306
Convertible notes	—	228,917
Green bonds	125,060	—
Accounts payable	1,070,135	1,062,874
Short-term notes payable	745,794	637,512
Amounts due to related parties	2,163	3,927
Other payables	896,982	984,023
Advances from customers	221,652	204,826
Derivative liabilities	4,776	13,738
Operating lease liabilities	25,889	21,327
Other current liabilities	447,572	388,460
Total current liabilities	5,968,174	5,418,910
Long-term borrowings	3,499,706	2,731,543
Convertible notes	194,751	—
Green bonds	34,996	146,542
Liability for uncertain tax positions	5,770	5,770
Deferred tax liabilities	117,351	204,832
Operating lease liabilities	344,664	271,849
Other non-current liabilities	632,483	582,301
Total Liabilities	10,797,895	9,361,747
Redeemable non-controlling interests	369,356	247,834

Equity:
Common shares	835,543	835,543
Additional paid-in capital	579,551	590,578
Retained earnings	1,567,970	1,585,758
Accumulated other comprehensive loss	(114,811)	(196,379)
Total Canadian Solar Inc. shareholders’ equity	2,868,253	2,815,500
Non-controlling interests	1,121,496	1,086,469
Total Equity	3,989,749	3,901,969
Total Liabilities, Redeemable Interests And Equity	$15,157,000	$13,511,550

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net revenues	$1,487,402	$1,693,871	$1,507,624	$4,377,898	$4,472,168
Cost of revenues	1,231,101	1,188,841	1,260,188	3,476,073	3,689,885
Gross profit	256,301	505,030	247,436	901,825	782,283

Operating expenses:
Selling and distribution expenses	101,298	109,479	136,172	301,544	356,276
General and administrative expenses	116,539	252,671	99,989	474,861	295,593
Research and development expenses	19,999	24,719	30,459	69,002	90,316
Other operating income, net	(16,124)	(9,272)	(19,478)	(50,799)	(56,918)
Total operating expenses	221,712	377,597	247,142	794,608	685,267

Income from operations	34,589	127,433	294	107,217	97,016

Other income (expenses):
Interest expense	(44,414)	(44,807)	(34,184)	(129,708)	(102,073)
Interest income	15,078	9,920	13,745	37,094	62,169
Gain (loss) on change in fair value of derivatives, net	(20,571)	(5,760)	14,932	(35,370)	(1,681)
Foreign exchange gain (loss), net	3,188	(7,318)	(18,662)	(8,716)	6,737
Investment income (loss), net	4,514	1,666	3,427	7,270	2,761
Total other expenses	(42,205)	(46,299)	(20,742)	(129,430)	(32,087)

Income (loss) before income taxes and equity in earnings (losses) of affiliates	(7,616)	81,134	(20,448)	(22,213)	64,929
Income tax benefit (expense)	(7,138)	(34,311)	19,829	(18,327)	4,869
Equity in losses of affiliates	(6,324)	(2,053)	(5,451)	(12,422)	(12,221)
Net income (loss)	(21,078)	44,770	(6,070)	(52,962)	57,577

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(30,064)	37,573	7,956	(35,174)	55,429

Net income (loss) attributable to Canadian Solar Inc.	$8,986	$7,197	$(14,026)	$(17,788)	$2,148

Earnings (loss) per share – basic	$(0.07)	$(0.08)	$(0.31)	$(0.83)	$(0.10)
Shares used in computation – basic	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377
Earnings (loss) per share – diluted	$(0.07)	$(0.08)	$(0.31)	$(0.83)	$(0.10)
Shares used in computation – diluted	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)
(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income (loss)	$(21,078)	$44,770	$(6,070)	$(52,962)	$57,577
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	4,013	95,175	130,342	101,279	16,632
Gain (loss) on changes in fair value of available-for-sale debt securities	(1,939)	865	(105)	(1,578)	1,544
Gain (loss) on interest rate swap	(452)	(8,148)	(8,874)	(11,681)	(8,390)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	—	(629)	(1,908)	(1,861)	(933)
Comprehensive income (loss)	(19,456)	132,033	113,385	33,197	66,430
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(28,806)	41,855	12,969	(27,719)	48,943
Comprehensive income (loss) attributable to Canadian Solar Inc.	$9,350	$90,178	$100,416	$60,916	$17,487

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating Activities:
Net income (loss)	$(21,078)	$44,770	$(6,070)	$(52,962)	$57,577
Adjustments to net income (loss)	213,292	366,084	57,395	741,146	389,946
Changes in operating assets and liabilities	(304,274)	(222,298)	(282,290)	(875,891)	(1,399,313)
Net cash provided by (used in) operating activities	(112,060)	188,556	(230,965)	(187,707)	(951,790)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(266,768)	(172,729)	(238,164)	(695,877)	(898,474)
Purchase of solar power and battery energy storage systems	(27,685)	(219,695)	(247,219)	(376,087)	(431,496)
Other investing activities	6,789	(55,882)	(11,325)	(132,990)	1,622
Net cash used in investing activities	(287,664)	(448,306)	(496,708)	(1,204,954)	(1,328,348)

Financing Activities:
Proceeds from subsidiary’s issuance of preferred shares, net	—	—	200,000	—	497,000
Capital contributions from tax equity investors in subsidiaries	200,301	—	(7,064)	214,981	—
Repurchase of shares by subsidiary	—	(24,221)	—	(45,625)	(77,688)
Other financing activities	110,110	495,276	1,078,357	1,156,348	1,762,991
Net cash provided by financing activities	310,411	471,055	1,271,293	1,325,704	2,182,303
Effect of exchange rate changes	5,035	18,985	91,933	(17,133)	(20,803)
Net increase (decrease) in cash, cash equivalents and restricted cash	(84,278)	230,290	635,553	(84,090)	(118,638)
Cash, cash equivalents and restricted cash at the beginning of the period	$2,264,209	$2,033,919	$2,192,241	$2,264,021	$2,946,432
Cash, cash equivalents and restricted cash at the end of the period	$2,179,931	$2,264,209	$2,827,794	$2,179,931	$2,827,794

Recent DevelopmentS

Strategic Initiative Relating to Our U.S. Business Operations

On December 1, 2025, we announced a strategic initiative to resume direct oversight of our U.S. operations. We have formed new joint ventures with our majority-owned subsidiary, CSI Solar Co., Ltd., or CSI Solar, by holding a 75.1% controlling stake in CS PowerTech, which will operate U.S.-based manufacturing and sales of solar modules, solar cells and advanced energy storage systems. Additionally, we have acquired from CSI Solar, at fair market value based on third-party appraisal, 75.1% ownership of certain overseas facilities to support our U.S. operations. The total consideration for these assets is approximately $50.0 million, subject to a one-time value adjustment to reflect changes in net asset value between the valuation baseline date and the closing date. On December 16, 2025, CSI Solar’s shareholders approved the proposed initiative.

Over time, we plan to launch additional joint ventures to partner with U.S. companies in the solar, storage and power industries, and may expand through new investments, asset acquisitions or the introduction of qualified third-party overseas investors.

Legal and Administrative Proceedings and Regulatory Updates

U.S. Trade Proceedings

Solar 1 China

On October 17, 2012, the U.S. Department of Commerce, or the USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 30, 2012, the U.S. International Trade Commission, or the USITC, determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. The USITC’s determination was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit. As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules. The rates applicable to us were 13.94% (antidumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. The rates at which duties will be assessed and payable are subject to administrative reviews. The first through tenth administrative reviews have been completed and the decisions are final, with the exception of the sixth antidumping duty administrative review, which is on appeal at the Federal Circuit.

The eleventh antidumping duty and countervailing duty administrative reviews were initiated in February 2024. The USDOC published the final results of the eleventh antidumping duty administrative review on December 23, 2025. The USDOC determined that the Canadian Solar entities subject to the eleventh antidumping duty administrative review had no shipments during the period of review and, therefore, our antidumping duty rate (0.00%) will remain unchanged for our Solar 1 CSPV products. The USDOC issued the preliminary results of the eleventh countervailing duty administrative review in April 2025. The USDOC preliminarily determined that the Canadian Solar entities subject to the eleventh countervailing duty administrative review had no shipments during the period of review and therefore, the USDOC is rescinding the review with respect to Canadian Solar. Accordingly, our countervailing duty rate, is expected to remain the same at 15.87%. The USDOC will likely publish the final results of the eleventh countervailing duty administrative review in early 2026.

The twelfth antidumping duty and countervailing duty administrative reviews were initiated in January 2025 and are currently underway. The USDOC has not yet selected mandatory respondents in the antidumping duty administrative review and thus will likely not issue the preliminary results of the twelfth administrative reviews until at least the middle of 2026, subject to potential extensions.

In December 2025, USDOC provided interested parties, including Canadian Solar, the opportunity to request reviews as part of the thirteenth antidumping duty and countervailing duty administrative reviews. USDOC likely will initiate these reviews in January or February 2026.

In February 2024, the USDOC and USITC initiated the second five-year sunset reviews of the Solar 1 antidumping and countervailing duty orders. Those sunset reviews were concluded by the USDOC and the ITC in June and September 2024, respectively, with both agencies finding that the orders should be maintained for another five years.

Solar 2 China and Taiwan

On December 31, 2013, Solar World Industries America, Inc. filed another trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. We were identified as one of a number of Chinese producers exporting the Solar 2 subject goods to the U.S. market.

“Chinese CSPV products subject to Solar 2 orders” refers to CSPV products manufactured in mainland China using non-Chinese (e.g., Taiwanese) CSPV cells and imported into the U.S. during the investigation or administrative review periods of Solar 2. “Taiwanese CSPV products subject to Solar 2 orders” refer to CSPV products manufactured outside of mainland China using Taiwanese CSPV cells and imported into the U.S. during the investigation or review periods of Solar 2.

On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, we are required to pay cash deposits on these CSPV products, the rates of which applicable to our Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty).

The antidumping cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations. There is no countervailing duty order on Taiwan Solar 2 products. The rates at which duties will be assessed and payable are subject to administrative reviews. The first through nineth administrative reviews have been completed.

The USDOC initiated the tenth administrative review of the Solar 2 China antidumping duty order in March 2025 with respect to certain of the Canadian Solar entities. The USDOC rescinded the tenth administrative review of the Solar 2 China antidumping duty order in December 2025. Therefore, our antidumping duty rates will remain unchanged for our Solar 2 China CSPV products. The USDOC did not initiate the tenth administrative review of the Solar 2 China countervailing duty order because no parties requested reviews. Therefore, our countervailing duty rates (33.58%) will remain unchanged for our Solar2 China CSPV products. The USDOC initiated the tenth administrative review of the Solar 2 Taiwan antidumping duty order in March 2025, however, the review was not initiated with respect to Canadian Solar and therefore, our antidumping duty rates will remain unchanged for our Taiwanese CSPV products.

In August 2025, the USDOC and USITC initiated the second five-year sunset reviews of the Solar 2 antidumping and countervailing duty orders, and the reviews are currently underway.

Solar 1 Circumvention Investigations on CSPV products from Southeast Asia

On August 17, 2023, the USDOC issued affirmative final determinations of circumvention with respect to CSPV products from Cambodia, Thailand, Malaysia, and Vietnam. The USDOC also made company-specific affirmative determinations with respect to several companies, including CSIL. The Group defended its interests in these proceedings.

USDOC’s regulations typically impose antidumping duty and countervailing duty liability from the date of initiation (here, April 1, 2022). In this instance, however, the USDOC published a final rule that delayed liability for CSIL’s exports from Thailand (and also Vietnam) in these solar circumvention proceedings, or the Solar Moratorium, in order to implement Proclamation 10414 issued by the President Biden on June 6, 2022, which suspended antidumping and countervailing duty requirements on eligible product imports through June 6, 2024. To qualify for the Solar Moratorium, imports had to enter the U.S. by June 6, 2024, and be utilized in solar energy projects by December 2024. The USDOC also implemented a certification mechanism for exporters and importers to demonstrate that merchandise was not subject to circumvention requirements in light of (i) the Solar Moratorium, or (ii) limited reliance on Chinese-origin components (including wafers) (i.e., non-circumventing material).

In October 2023, Canadian Solar appealed the USDOC’s circumvention final determination with respect to Thailand to the CIT. In May 2025, the CIT sustained the USDOC’s Thailand circumvention final determination. We appealed the CIT decision to the Federal Circuit in July 2025. The Group is defending its interests in this ongoing appeal.

In addition, in December 2023, Auxin Solar, Inc. and Concept Clean Energy, Inc. challenged the USDOC’s Solar Moratorium to the CIT. In August 2025, the CIT overturned and vacated the USDOC’s Solar Moratorium. This decision by the CIT was appealed to the Federal Circuit in September 2025, and we are currently participating in the appeal at the Federal Circuit. The CIT’s decision and vacatur of USDOC’s Solar Moratorium is stayed pending the final and conclusive resolution of the Federal Circuit appeal.

Solar 3 Southeast Asia

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee, or the Committee, filed petitions for antidumping and countervailing duty orders on CSPV cells and modules imported from Cambodia, Malaysia, Thailand, and Vietnam. Certain Canadian Solar entities entered an appearance in these proceedings before the USDOC and USITC. On May 15, 2024, the USDOC initiated the Solar 3 antidumping duty, or AD, and countervailing duty, or CVD, investigations with respect to all four countries, and the USITC preliminarily voted to continue its investigations on June 7, 2024. The USDOC rendered final affirmative determinations with respect to all four countries on April 18, 2025. In the Solar 3 Thailand investigations, the final countervailing duty rate (all others) applicable to Canadian Solar is 255.39%, and the final antidumping duty rate (all others) applicable to Canadian Solar is 111.45%. In the Solar 3 Vietnam AD/CVD investigations, the final countervailing duty rate (all others) applicable to Canadian Solar is 124.57%, and the final antidumping duty rate (all others) applicable to Canadian Solar is 271.28%. The USDOC’s and USITC’s final determinations in the Solar 3 AD/CVD investigations were appealed to the CIT in July 2025. The Group is defending its interests in these ongoing appeals.

Solar 4 India, Indonesia, and Laos

On July 17, 2025, the Alliance for American Solar Manufacturing and Trade filed petitions for antidumping and countervailing duty orders on CSPV cells and modules imported from India, Indonesia, and Laos. Certain Canadian Solar entities entered an appearance in these proceedings before the USDOC and USITC. On August 12, 2025, the USDOC initiated the Solar 4 AD/CVD investigations with respect to all three countries, and the USITC preliminarily voted to continue its investigations on September 5, 2025. The USDOC’s AD/CVD preliminary determinations are expected in mid-2026, and if affirmative, the USITC’s final determinations are expected in late-2026. The Group is defending its interests in these proceedings.

Section 201 Safeguard

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by Solar World Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the United States in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

On January 23, 2018, the U.S. government imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a tariff-rate quota for four years on imports of CSPV cells not partially or fully assembled into other products, with (a) an in-quota quantity of 2.5 gigawatts, and (b) a tariff rate applicable to over-quota CSPV cells of 30%, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year; and (2) a 30% tariff for four years on CSPV modules, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year. This safeguard measure, which became effective on February 7, 2018, applies to CSPV products imported from all countries, except for certain developing country members of the World Trade Organization.

The safeguard measure was extended by the U.S. government in February 2022, with its terms subsequently adjusted on several occasions. The safeguard measure is scheduled to terminate in February 2026.

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States, or the SEIA that the U.S. government acted outside of its statutory authority in issuing Proclamation 10101 and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit. In November 2023, the Federal Circuit reversed and remanded the CIT’s judgment, finding that the U.S. government had acted lawfully in issuing Proclamation 10101. The Federal Circuit denied the Appellees’ petition for en banc rehearing in August 2024, and the SEIA appeal became final in May 2025. In October 2022, Canadian Solar filed an appeal at the CIT challenging U.S. Customs and Border Protection’s erroneous collection of certain Section 201 safeguard duties on bifacial panels pursuant to Proclamation 10101. Canadian Solar dismissed its appeal in June 2025, following the Federal Circuit’s decision in SEIA.

Section 232 Investigation into U.S. Imports of Polysilicon and its Derivative Products

On July 1, 2025, the Secretary of Commerce initiated an investigation to determine the effects on the national security of U.S. imports of polysilicon and its derivative products, including wafers, solar cells, and solar modules. The USDOC’s Section 232 investigation could lead to the President’s imposition of tariffs and/or other measures with respect to imports of these products. Canadian Solar timely submitted comments to USDOC on August 6, 2025 and is otherwise defending its interests in the proceeding.

U.S. Antidumping and Countervailing Duty Investigation into U.S. Imports of Active Anode Material, or AAM, from China

On January 8, 2025, the USDOC initiated antidumping duty and countervailing duty investigations of AAM imported from China. AAM is contained in certain batteries and downstream energy storage products exported by Canadian Solar. Canadian Solar is actively participating and defending its interests in the investigations, which remain ongoing, and received a separate rate (93.5%) in the USDOC AD preliminary determination.

Patent Dispute

On March 25, 2024, Maxeon Solar Pte. Ltd., or Maxeon, filed a patent infringement lawsuit against Canadian Solar Inc. in the U.S. District Court for the Eastern District of Texas, or Texas Litigation. Maxeon alleges that by manufacturing, importing, selling, or offering for sale of its TOPCon (Tunnel Oxide Passivated Contact) solar modules in the United States, Canadian Solar Inc., via its affiliates, has directly and indirectly infringed and continues to infringe upon three patents currently held by Maxeon. The three patents asserted by Maxeon are U.S. Patent Nos. 8222516, 8878053, and 11251315. Maxeon’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar Inc. from the alleged infringement, and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on our assessment, we believe that our TOPCon solar modules do not infringe Maxeon’s asserted patents and are vigorously defending ourselves in the lawsuit. In response to the lawsuit, in June 2024, Canadian Solar Inc. filed petitions for Inter-Partes Review, or IPR, before the U.S. Patent and Trademark Office, or USPTO, challenging the patentability of the three asserted patents. The USPTO instituted review against all three patents on January 14, 2025. On May 28, 2025, after some discovery, Maxeon withdrew its infringement claim for U.S. Patent No. 11251315 in the Texas Litigation, and this claim was dismissed with prejudice. The District Court Judge also stayed the Texas Litigation on July 1, 2025 pending the resolution of the IPRs. Oral hearing for the IPRs occurred on October 15, 2025.

On February 10, 2025, CSI Solar was notified of two lawsuits filed against it by Trina at the Jiangsu Province High Court, alleging infringement of two patents and seeking approximately RMB 1.1 billion ($153.0 million) in damages. The patents in question are Patent No. ZL201710975923.2, titled “Solar Cell Module,” or Patent 1, and Patent No. ZL201510892086.8, titled “Solar Cell and Its Manufacturing Method,” or Patent 2. Based on our assessment, we do not believe our proprietary technology infringes on the patents asserted by Trina and we are vigorously defending ourselves in these proceedings. In October 2024, Trina also filed a patent lawsuit against Canadian Solar Inc.’s US subsidiaries in the U.S. District Court for the District of Delaware, or Trina Delaware Litigation, and against Canadian Solar Inc., CSI Solar Co., Ltd., and its US subsidiaries in the U.S. International Trade Commission, or ITC, concerning the U.S. counterparts of Patent 2. On December 6, 2024, the Delaware District Judge stayed the Trina Delaware Litigation. On April 3, 2025, after some discovery, the ITC investigation against all Canadian Solar related entities was terminated upon motion by Trina and granted by the Administrative Law Judge. On April 28, 2025, Canadian Solar (USA) Inc. filed petitions for IPR before the USPTO challenging the patentability of the U.S. counterparts of Patent 2. The USPTO granted review of the IPR on October 29, 2025, but no final decisions have yet been issued. The Delaware Litigation continued to be stayed pending the resolution of the IPR. In addition, Canadian Solar Manufacturing (Changshu) Inc., a subsidiary of CSI Solar, initiated patent invalidation proceedings before China’s National Patent Office, challenging Patent 1 in August 2024 and Patent 2 in November 2024. These invalidation proceedings are still ongoing, and no final decisions have been issued.

On May 9, 2025, First Solar, Inc. filed a patent infringement lawsuit against Canadian Solar Inc., CSI Solar, and various other Canadian Solar-related manufacturing entities in the U.S. District Court for the District of Delaware, or First Solar Delaware Litigation. First Solar alleges that Canadian Solar makes TOPCon solar cells overseas using methods covered by U.S. Patent No. 9130074 and infringes the patent by importing these TOPCon solar cells and modules into the U.S. and selling them in the U.S. First Solar’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar from the alleged infringement and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on our assessment, we do not believe our proprietary technology infringes on the patent asserted by First Solar, and we are vigorously defending ourselves in the lawsuit. On August 28, 2025, Canadian Solar filed a petition for IPR before the USPTO challenging the patentability of the U.S. Patent No. 9130074. The USPTO denied institution of the IPR based on discretionary considerations without deciding on the merits of the IPR. On October 2, 2025, the Delaware District Judge set a case schedule and trial to be held starting on March 27, 2028. Discovery is currently ongoing in the First Solar Delaware Litigation.

From time to time, we face patent infringement claims and other disputes, which are inherently uncertain. Although we have been able to resolve such claims and disputes in the past without leaving a material adverse effect on our financial position, we cannot guarantee that any ongoing or potential disputes, if resolved unfavorably to us, will not have a material adverse effect on our business and results of operations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our inability to protect our intellectual property rights or defend against patent infringement or other intellectual property claims, could undermine our competitive position, adversely affect our business and impose significant costs.” in the 2024 Annual Report.

Regulatory Updates

On July 4, 2025, Public Law 119-21, the One Big Beautiful Bill Act, or the “OBBBA”, was enacted. The OBBBA added and amended provisions of the U.S. Internal Revenue Code that can reduce or disallow certain U.S. clean energy tax credits based on involvement of a prohibited foreign entity, or the “PFE”, including where a taxpayer is a prohibited foreign entity or where a facility, energy storage technology, or eligible component is treated as receiving material assistance from a PFE. The OBBBA also authorizes the U.S. Secretary of the Treasury to prescribe guidance to implement these provisions. We have made compliance with the OBBBA’s PFE provisions as a core operational priority and are actively taking steps intended to support continued eligibility for applicable tax credits for us and our customers. If tax credits applicable to our manufacturing activities or our customers’ projects are reduced or become unavailable, our profitability and our customers’ project economics could be adversely affected. Such impacts may cause certain projects to be postponed, restructured or abandoned, which could, in turn, reduce demand for our products and adversely affect our business, financial condition and results of operations.